UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cargo Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

14179K 10 1

(CUSIP Number)

November 14, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14179K 10 1
1.	Names of Reporting Persons Red Tree Venture Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,471,973 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,471,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,471,973 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Red Tree Venture Fund, L.P. (“Red Tree LP”), Red Tree GP, LLC (Red Tree GP”) and Heath Lukatch (“Lukatch” and, with Red Tree LP and Red Tree GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 2,471,973 shares of Common Stock held by Red Tree LP. Red Tree GP serves as the sole general partner of Red Tree LP and shares voting and dispositive power over the shares owned by Red Tree LP. Lukatch is the Managing Director of Red Tree GP and shares voting and dispositive power over the shares held by Red Tree LP.

(3)	This percentage is calculated based on 38,672,544 shares of Common Stock outstanding as of November 14, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated November 9, 2023 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 13, 2023.

CUSIP No. 14179K 10 1
1.	Names of Reporting Persons Red Tree GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,471,973 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,471,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,471,973 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 2,471,973 shares of Common Stock held by Red Tree LP. Red Tree GP serves as the sole general partner of Red Tree LP and shares voting and dispositive power over the shares owned by Red Tree LP. Lukatch is the Managing Director of Red Tree GP and shares voting and dispositive power over the shares held by Red Tree LP.

(3)	This percentage is calculated based on 38,672,544 shares of Common Stock outstanding as of November 14, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated November 9, 2023 filed by the Issuer with the SEC on November 13, 2023.

CUSIP No. 14179K 10 1
1.	Names of Reporting Persons Heath Lukatch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,471,973 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,471,973 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,471,973 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 2,471,973 shares of Common Stock held by Red Tree LP. Red Tree GP serves as the sole general partner of Red Tree LP and shares voting and dispositive power over the shares owned by Red Tree LP. Lukatch is the Managing Director of Red Tree GP and shares voting and dispositive power over the shares held by Red Tree LP.

(3)	This percentage is calculated based on 38,672,544 shares of Common Stock outstanding as of November 14, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated November 9, 2023 filed by the Issuer with the SEC on November 13, 2023.

Item 1.

(a)	Name of Issuer Cargo Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1900 Alameda De Las Pulgas, Suite 350, San Mateo, CA 94403

Item 2.

(a)	Name of Person Filing Red Tree Venture Fund, L.P. (“Red Tree LP”) Red Tree GP, LLC (Red Tree GP”) Heath Lukatch (“Lukatch”)
(b)	Address of Principal Business Office or, if none, Residence 2055 Woodside Road, Suite 270, Redwood City, CA 94061.
(c)	Citizenship

Entities:	Red Tree LP	-	Delaware
Entities:	Red Tree GP	-	Delaware
Individuals:	Lukatch	-	United States

(d)	Title of Class of Securities Common Stock, $0.001 par value (“Common Stock”)
(e)	CUSIP Number 14179K 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of November 20, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Red Tree LP (1)	2,471,973	0	2,471,973	0	2,471,973	2,471,973	6.4%
Red Tree GP (1)	0	0	2,471,973	0	2,471,973	2,471,973	6.4%
Lukatch (1)	0	0	2,471,973	0	2,471,973	2,471,973	6.4%

(1)	Consists of 2,471,973 shares of Common Stock held by Red Tree LP. Red Tree GP serves as the sole general partner of Red Tree LP and shares voting and dispositive power over the shares owned by Red Tree LP. Lukatch is the Managing Director of Red Tree GP and shares voting and dispositive power over the shares held by Red Tree LP.
(2)	This percentage is calculated based on 38,672,544 shares of Common Stock outstanding as of November 14, 2023 upon the closing of the Issuer’s public offering, as reported in the prospectus dated November 9, 2023 filed by the Issuer with the SEC on November 13, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023

Red Tree Venture Fund, L.P.

By:	Red Tree GP, LLC
its	General Partner

By:	/s/ Heath Lukatch
Name: Heath Lukatch
Title: Managing Director

Red Tree GP, LLC

By:	/s/ Heath Lukatch
Name: Heath Lukatch
Title: Managing Director

/s/ Heath Lukatch
Heath Lukatch

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Cargo Therapeutics, Inc. is filed on behalf of each of us.

Dated: November 20, 2023

Red Tree Venture Fund, L.P.

By:	Red Tree GP, LLC
its	General Partner

By:	/s/ Heath Lukatch
Name: Heath Lukatch
Title: Managing Director

Red Tree GP, LLC

By:	/s/ Heath Lukatch
Name: Heath Lukatch
Title: Managing Director

/s/ Heath Lukatch
Heath Lukatch